United States securities and exchange commission logo





                             November 13, 2020

       Lisa Nelson
       Chief Executive Officer
       CBD Life Sciences Inc.
       10855 N 116th Street, Suite 115
       Scottsdale, AZ 85259

                                                        Re: CBD Life Sciences
Inc.
                                                            Post-qualification
Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 3,
2020
                                                            File No. 024-11005

       Dear Ms. Nelson:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment filed November 3, 2020

       Management's Discussion and Analysis, page 30

   1. We note the significant increases in revenues, cost of sales and other line items on the income statement for
the 9-month period ended September 20, 2020. Please revise to provide a discussion of
your results of operations, including the causes of these changes and significant factors
affecting your income from operations, and other information necessary for an
investor   s understanding of your financial condition, changes in financial condition and results
of operations. Refer to Item 9(a) of Form 1-A.

              You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
       have questions regarding comments on the financial statements and related matters. Please
 Lisa Nelson
CBD Life Sciences Inc.
November 13, 2020
Page 2

contact Jason Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameLisa Nelson
                                                         Division of
Corporation Finance
Comapany NameCBD Life Sciences Inc.
                                                         Office of Life
Sciences
November 13, 2020 Page 2
cc:       Brian Higley, Esq.
FirstName LastName